Exhibit 8.2

May 5, 2004

(213) 229-7000

C 41503-00018

(213) 229-7520

Hall, Kinion & Associates, Inc.

75 Rowland Way, Suite 200

Novato, CA 94945

Ladies and Gentlemen :

We serve as counsel to Hall, Kinion & Associates, Inc., a Delaware corporation (“Hall Kinion”), in connection with the proposed merger (the “Acquisition Merger”) of Novato Acquisition Corporation (“MergerSub”), a Delaware corporation and a direct, wholly-owned subsidiary of Kforce Inc., a Florida corporation (“Kforce”) with and into Hall Kinion, with Hall Kinion surviving the Acquisition Merger pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of April 5, 2004, by and between Kforce, Hall Kinion and MergerSub, (collectively, the “Merger Agreement”). In the Acquisition Merger, shares of Kforce Common Stock will be issued to the Hall Kinion shareholders in exchange for their shares of Hall Kinion. For purposes of this opinion, capitalized terms used and not otherwise defined herein shall have the meanings given them in the Merger Agreement.

The Acquisition Merger is described in a registration statement on Form S-4 (File No. 333-111566), as amended through the date hereof, (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “1933 Act”). We have reviewed the Proxy Statement/Prospectus which is contained in and made a part of the Registration Statement (the “Proxy Statement/Prospectus”), and the Appendices thereto, including the Merger Agreement.

We have been advised that Kforce is considering merging Hall Kinion either into Kforce or into a limited liability company (the “Upstream Merger”) following the Acquisition Merger. As described in paragraph 25 of the Kforce Inc. Officer’s Certificate, the limited liability company would be wholly-owned by Kforce and would be organized under the laws of either the State of Florida or the State of Delaware. The Upstream Merger would be authorized by and

Hall, Kinion & Associates, Inc.

May 5, 2004

would be effected pursuant to applicable state law. The limited liability company would be a disregarded entity for U.S. federal tax purposes.

You have requested that we render the opinion set forth below. In connection with our opinion, we have reviewed and relied on (i) the Merger Agreement, (ii) Registration Statement, (iii) the Proxy Statement/Prospectus, and the Appendices thereto, (iv) certain representations made by and on behalf of Kforce, Merger Sub and Hall Kinion, contained in officer’s certificates dated as of the date hereof, which are attached hereto as Exhibits “A” and “B” (the “Officer’s Certificates”), and (v) such other documents, information and materials as we have deemed necessary or appropriate.

We have assumed that (i) all parties to the Merger Agreement have acted, and will act, in accordance with the terms of such Merger Agreement, (ii) the Acquisition Merger will be consummated at the Effective Time pursuant to the terms and conditions set forth in the Merger Agreement without the waiver or modification of any such terms and conditions, (iii) the Acquisition Merger is authorized by and will be effected pursuant to applicable state law, and (iv) original documents submitted to us (including signatures) are authentic, documents submitted to us as copies conform to the original documents, and there has been (or will be by the Effective Time) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof. Furthermore, we have not attempted to verify independently the representations and statements in the Officer’s Certificates and have assumed that all representations contained in the Merger Agreement and in the Officer’s Certificates are, and at the Effective Time will be, true, accurate and complete in all respects without regard to any qualifications as to knowledge and belief.

The opinions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, judicial decisions and rulings and other pronouncements of the Internal Revenue Service all as in effect on the date hereof. No assurances can be given that such authorities will not be amended or otherwise changed prior to the Effective Time, or at any other time, possibly with retroactive effect. We assume no obligation to advise you of any such subsequent change. If there is any change in the applicable law or regulations, or if there is any new administrative or judicial interpretation of the applicable law or regulations, any or all of the federal income tax consequences described herein may become inapplicable.

This letter addresses only the specific United States federal income tax consequences of the Acquisition Merger and the Upstream Merger (if it occurs) and does not address any other federal, state, local or foreign income, estate, gift, transfer, sales, use or other tax consequences that may result from the Acquisition Merger and the Upstream Merger (if it occurs).

Hall, Kinion & Associates, Inc.

May 5, 2004

Based upon and subject to the foregoing and to the qualifications and limitations set forth herein, and in reliance upon the representations and assumptions described above, we are of the opinion that for United States federal income tax purposes:

(i) the Acquisition Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code,

(ii) each of Kforce, Merger Sub and Hall Kinion will be a party to the reorganization within the meaning of Section 368(b) of the Code, unless the Upstream Merger occurs, in which case it is possible that Merger Sub’s existence will be viewed as transitory and will be disregarded for U.S. federal tax purposes, and the Acquisition Merger followed by the Upstream Merger will be treated for U.S. federal tax purposes as a merger of Hall Kinion into Kforce that will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and

(iii) the discussion in the Proxy Statement/Prospectus under the caption “Material United States Federal Income Tax Consequences,” to the extent it constitutes descriptions of legal matters or legal conclusions, is accurate in all material respects.

The foregoing opinion reflects our legal judgment solely on the issues expressly presented and discussed herein. Our opinion is limited to legal rather than factual matters. This opinion has no binding effect of any kind upon the Internal Revenue Service or any court having jurisdiction over federal taxes. Accordingly, we cannot assure you that the Internal Revenue Service or a court having jurisdiction over the issue will agree with this opinion.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to this firm in the Proxy Statement/Prospectus under the caption “Material United States Federal Income Tax Consequences.” In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act.

Sincerely yours,

/S/ GIBSON, DUNN & CRUTCHER LLP

Gibson, Dunn & Crutcher LLP